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                           February 27, 2024

       Mark McFarland
       Chief Executive Officer
       Talen Energy Corporation
       2929 Allen Pkwy, Suite 2200
       Houston, TX 77019

                                                        Re: Talen Energy
Corporation
                                                            Amendment No. 3 to
Draft Registration Statement on Form S-1
                                                            Submitted February
9, 2024
                                                            CIK No. 0001622536

       Dear Mark McFarland:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
       January 16, 2024 letter.

       Amendment No. 3 to Draft Registration Statement on Form S-1

       Financial Statements
       General, page F-1

   1. Please be reminded of the financial statement updating requirements of Regulation S-X
                                                        Rule 3-12.
 Mark McFarland
FirstName LastNameMark
Talen Energy Corporation McFarland
Comapany27,
February  NameTalen
            2024      Energy Corporation
February
Page 2 27, 2024 Page 2
FirstName LastName
General

2. We note your response to prior comments 1-4, and note the number of shares of common stock to be offered for resale by Rubric Capital Management LP and its affiliates relative to the number of outstanding shares. Please provide us with additional analysis of your basis for determining that it is appropriate to characterize the resale of shares by Rubric
         Capital Management LP and its affiliates as a secondary offering under Securities Act
         Rule 415(a)(1)(i). In the alternative, please remove Rubric Capital Management LP and its affiliates as selling shareholders.
       Please contact Yolanda Guobadia at 202-551-3562 or Lily Dang at 202-551-3867 if you
have questions regarding comments on the financial statements and related matters. Please contact Michael Purcell at 202-551-5351 or Laura Nicholson at 202-551-3584 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Energy
& Transportation
cc:      Anthony Sanderson